Mail Stop 6010

September 19, 2006

Roger G. Little
Chairman of the Board, Chief Executive Officer
        and President
Spire Corporation
One Patriots Park
Bedford, MA 01730-2396

> **Re: Spire Corporation**
> **Form 10-KSB as of December 31, 2005 filed March 21, 2006**
> **File No. 0-12742**

Dear Mr. Little:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant